OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Rady, Ernest S. (Last) (First) (Middle)		Westcorp (WES)

	c/o American Assets, Inc. 11455 El Camino Real #200 (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			02/20/03

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	San Diego CA 92130-2045 (City) (State) (Zip)		☐	Director	☒	10% Owner		☐ Form Filed by One Reporting Person
			☐	Officer (give title below)				☒ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock													18,163,668		D		Corporation(1)(3)

														4,064,750		I		Trust (1)(4)

														273,432		I		Trust (1)(5)

														26,132		I		Corporation (1)(6)

														3,804,551		I		Corporation (1)(7)

														437,163		I		Trust (2)(8)

														26,001		I		401k (4)

														43,843		I		ESOP (4)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Employee Stock Option (right to buy)		$18.78		02/20/03				A			40,000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	02/20/04 (4)			Common Stock	40,000				40,000		D

Explanation of Responses:

(1) - This filing is for the cumulative share holdings of an affiliated group as of July 31, 2002. The various entities named in this report are owned directly and indirectly through a series of affiliated companies which are owned or controlled by Ernest S. Rady (Chairman of the Board of Westcorp). The collective ownership of 26,839,540 shares of Common Stock of the issuer, represents 68% of the 39,191,539 outstanding shares of Common Stock of the issuer. Schedule A attached hereto and incorporated by this reference herein depicts the relationship among the various affiliated companies is the "Rady group". There is no formal agreement to vote or dispose of the shares of the Issuer in a particular manner. The dispositive and voting power of each of the individuals and companies shown on Schedule B is made independent of the other, except to the extent that Mr. and Mrs. Rady may be shareholders, officers and/or directors of the various companies and in that respect are able to control disposition and voting of the shares of the Issuer owned by each company.

(2) - Reporting persons disclaim beneficial interest.

(3) - American Assets, Inc. (4) Ernest S. Rady Trust (5) Evelyn Rady Trust (6) Explorer Ins. Co. (7) Insurance Company of the West (8) DHM

(4) - The option vests in three equal annual installments beginning on February 20, 2003

By: /s/ Susan Knox	02/24/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

SCHEDULE A
HOLDING COMPANY STRUCTURE
WESTCORP
JULY
2002

JOINT FILERS

DESIGNATED FILER:	American Assets, Inc.
STATEMENT FOR:	September 2002 and subsequent statements
ISSUER:	Westcorp (WES)

1.	American Assets, Inc.	7.	Avrett Enterprises, Ltd.
	11455 El Camino Real, #200		70 Arthur Street
	San Diego, CA 92130-2045		Winnipeg, Manitoba, Canada R3B 1G7

2.	Ernest S. Rady and Ernest S. Rady	8.	Canpac Enterprises, Ltd.
	Trust		70 Arthur Street
	8144 Prestwick Drive		Winnipeg, Manitoba, Canada R3B 1G7
La Jolla, CA 92037

3.	Evelyn Shirley Rady and Evelyn	9.	Insurance Company of the West
	Shirley Rady Trust		11455 El Camino Real, #200
	8144 Prestwick Drive		San Diego, CA 92130-2045
La Jolla, CA 92037

4.	Western Financial Bank	10.	Memrad Holdings, Ltd.
	15750 Alton Parkway		903-213 Notre Dame Avenue
	Irvine, CA 92618		Winnipeg, Manitoba, Canada R3B 1N3

5.	Westcorp	11.	Silpit Industries Co., Ltd.
	23 Pasteur Road		70 Arthur Street
	Irvine, CA 92618		Winnipeg, Manitoba, Canada R3B 1G7

6.	Explorer Insurance Company	12.	Western Insurance Holdings, Inc.
	11455 El Camino Real, #200		11455 El Camino Real, #200
	San Diego, CA 92130-2045		San Diego, CA 92130-2045

		13.	DHM Trust, Ernest S. Rady, Trustee
c/o American Assets
11455 El Camino Real, #200
San Diego, CA 92130-2045